Computershare

82-18

Francine Beauséjour
Relationship Manager
Stock Transfer
Direct line: (514) 982-7888 ext. 7590
Direct fax: (514) 982-7580
Francine.beauséjour@computershare.com

04 MAR 22 AM 7:21

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 4th, 2004

04010720

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 - 5th Avenue N.W.
Washington (D.C)
20549 U.S.A.

AMENDED

SUPPL

Dear Sirs:

RE: DOMTAR INC.
Annual and Special Meeting of Shareholders

Please be advised of the following Record and Meeting dates in respect to the **Annual and Special Meeting of Shareholders** of the subject Company:

Record Date:	March 18, 2004
Meeting Date:	April 29, 2004
Place of Meeting:	Montréal, Québec

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Francine Beauséjour

FB/zl

c.c.: Domtar Inc.

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

dlw 3/22